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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CheckFree Corporation
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
162816 10 2
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	162816 10 2	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Peter J. Kight

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		5,938,751

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,938,751

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,938,751

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	162816 10 2	Page	3	of	4
Item 1.
(a)	Name of Issuer: CheckFree Corporation

(b)	Address of Issuer’s Principal Executive Offices: 4411 East Jones Bridge Road, Norcross, GA 30092
Item 2.
(a)	Name of Persons Filing: Peter J. Kight

(b)	Address of Principal Business Office, or, if none, Residence: 4411 East Jones Bridge Road, Norcross, GA 30092

(c)	Citizenship: Mr. Kight is a United States Citizen

(d)	Title of Class of Securities: Common Stock, $.01 par value.

(e)	CUSIP Number: 162816 10 2
Item 3.
     Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned: 5,938,751 shares*

(b)	Percent of Class: 6.7%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,938,751 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 5,938,751 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	Includes 1,416,953 options to purchase shares exercisable within 60 days of December 31, 2006. Excludes 260,222 shares held by the Kight Family Trust II, 2,286 shares held by the Tiso Trust, 40,500 shares held by The 2004 Allison Marie Kight Trust and The 2004 Preston Gregory Kight Trust, and 2,365 shares held by the Ayers Trust of which Mr. Kight has no beneficial ownership.

CUSIP No.	162816 10 2	Page	4	of	4
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007	/s/ Peter J. Kight
By: Peter J. Kight